Exhibit 15.1

convenience translation

Declaration

by the Board of Management and the Supervisory Board of Daimler AG

pursuant to Section 161 of the German Stock Corporation Act (AktG)

regarding the German Corporate Governance Code as amended on  June 6, 2008*

Section 161 of the German Stock Corporation Act (AktG) requires the Board of Management and the Supervisory Board of a listed stock corporation to declare each year that the recommendations of the “German Corporate Governance Code Government Commission” as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been and are being met or, if not, which recommendations have not been or are not being applied. Shareholders must be given permanent access to such declaration.

The German Corporate Governance Code (“Code”) contains rules with varying binding effects. Apart from outlining aspects of the applicable German Stock Corporation Law, it contains recommendations from which companies are permitted to deviate. However, if they do so, they must disclose this each year. The Code also contains suggestions which can be ignored without giving rise to any disclosure requirement.

The Board of Management and the Supervisory Board of Daimler AG have decided to disclose not only deviations from the Code’s recommendations (see I.) but also – without being legally obliged to do so – deviations from its suggestions (see II.).

For the period from December 2007 until August 7, 2008, the following declaration refers to the Code in effect as of June 14, 2007. For the corporate governance practice of Daimler AG since August 8, 2008, this declaration refers to the requirements of the Code as amended on June 6, 2008, published in the electronic Federal Gazette on August 8, 2008.

The Board of Management and the Supervisory Board of Daimler AG declare that as a rule both the recommendations and the suggestions of the “German Corporate Governance Code Government Commission” have been and are being met. The Board of Management and the Supervisory Board also intend to follow the recommendations and suggestions of the German Corporate Governance Code in the future. The following recommendations and suggestions are the only ones that have not been and are not being applied:

I.                                         Deviations from the Recommendations of the German Corporate Governance Code

1.                                      Deductible with the D&O insurance (Code Clause 3.8, Paragraph 2)

The Directors’ and Officers’ Liability insurance (D&O insurance) obtained by Daimler AG excludes coverage for intentional acts and omissions and for breaches of duty knowingly committed by members of the Board of Management and the Supervisory Board.  As a result, a deductible only comes into question in the context of negligent breaches of duty.

We do not believe that it is advisable to have a deductible for cases of negligence by members of the Supervisory Board because it may interfere with the company’s intention to staff its Supervisory Board with prominent members of the community from Germany and abroad who have extensive business experience. Qualified candidates would be deterred by having to accept far-reaching liability risks also in case of negligence. The fact that a deductible is fairly unusual in other countries makes this even more of a problem.

The D&O insurance of Daimler AG does provide for a deductible for cases of ordinary or gross negligence by members of the Board of Management. Moreover, in cases of gross negligence, the Presidential Committee of the Supervisory Board which is responsible for the Board of Management members’ service contracts may resolve to make a percentage deduction from the variable portion of the compensation of the member of the Board of Management concerned. In terms of its overall economic result, this would achieve an additional deductible. In the view of Daimler AG this rule enables to judge individual cases more fairly on their merits than the blanket approach of the Code.

2.                                      Compensation of the Supervisory Board (Code Clause 5.4.6, Paragraph 2, Sentence 1)

The Supervisory Board receives adequate compensation that contains fixed and function-related elements as well as attendance fees. The Articles of Incorporation provide for a base annual fee for each Member of the Supervisory Board. This base annual fee increases according to the respective field of responsibility with taking over further functions within the Supervisory Board, as taking a membership or the Chair of a Supervisory Board Committee or the Chair or  Deputy Chair of the Supervisory Board. We believe that a function-related compensation system is also more appropriate for the oversight role of Supervisory Board members than performance-related compensation because it eliminates any potential conflicting interests that might arise from decisions of the Supervisory Board with possible influence on performance criteria. Thus the Supervisory Board does not receive performance-related compensation.

II.                                    Deviations from the Suggestions of the German Corporate Governance Code

1.                                      Broadcast of the Annual Meeting (Code Clause 2.3.4)

The Annual Meeting of Daimler AG is broadcast on the internet through the end of the Board of Management’s report. Continuing the broadcast after this point, particularly broadcasting comments made by individual shareholders could be construed as interfering with privacy rights. For this reason the company will go on not to broadcast the entire Annual Meeting.

2.                                      Variable compensation of the Supervisory Board relating to the company’s long-term success (Code Clause 5.4.6 Paragraph 2, Sentence 2)

We refer to the comments on I. 2. with regard to the introduction of performance-related compensation.

Stuttgart, in December 2007

The Supervisory Board                     The Board of Management